UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29525 / December 14, 2010

_____

In the Matter of   :
                                                                    :
ETSPREADS, LLC   :
EXCHANGE TRADED SPREADS TRUST   :
44 Montgomery Street, Suite 2100   :
San Francisco, California 94104   :
                                                                    :
ALPS DISTRIBUTORS, INC.   :
1290 Broadway, Suite 1100   :
Denver, CO 80203   :
                                                                    :
(812-13774)   :
_____:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

ETSpreads, LLC, Exchange Traded Spreads Trust and ALPS Distributors, Inc. filed an
application on May 18, 2010, and amendments to the application on September 27, 2010 and
December 9, 2010, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and
rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act.

The order permits: (a) series of certain open-end management investment companies whose
portfolios will consist of the component securities of certain domestic, global or international
fixed income securities indexes to issue shares ("Shares") redeemable in large aggregations only
("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market
prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than
seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to
deposit securities into, and receive securities from, the series in connection with the purchase and
redemption of Creation Units; and (e) certain registered management investment companies and
unit investment trusts outside of the same group of investment companies as the series to acquire
Shares.

On November 18, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29501). The notice gave interested persons an opportunity to request

a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of ETSpreads, LLC, et al. (File No. 812-13774),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary